Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-196223

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

(Subject to Completion, dated April 6, 2017)

Preliminary Prospectus Supplement

(To Prospectus dated April 20, 2016)

70,000,000 Common Shares

(In the Form of Common Shares and American Depositary Shares,

Each Representing One Common Share)

VEON Ltd.

(formerly VimpelCom Ltd.)

Telenor East Holding II AS, which we refer to as “Telenor” or the “selling shareholder,” is offering 70,000,000 of our common shares in the form of common shares, nominal value US$0.001 each (“common shares”), and American Depositary Shares (“ADSs”), each representing one of our common shares.

We will not receive any proceeds from the sale of our common shares or ADSs by the selling shareholder. See “Selling Shareholder.”

Our common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam B.V. (“Euronext”), under the symbol “VEON.” Our ADSs are traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “VEON.” The last sales price of our common shares as reported on Euronext on April 6, 2017 was €3.76 per common share. The last sales price of our ADSs as reported on NASDAQ on April 6, 2017 was US$3.97 per ADS.

Investing in the common shares or ADSs involves significant risks. See “Risk Factors” beginning on page S-16 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholder
Per Common Share or ADS	US$	US$	US$
Total	US$	US$	US$

The common shares being registered include common shares that are to be offered outside the United States but that may be resold from time to time in the United States while a registration statement is required to be in effect or a prospectus is required to be delivered.

The U.S. Securities and Exchange Commission (the “SEC”) and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares and ADSs to purchasers on             , 2017.

Joint Global Coordinators and Joint Bookrunners

CITIGROUP	MORGAN STANLEY

                , 2017

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part, this prospectus supplement, and the second part, the accompanying prospectus, are each part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, the selling shareholder may sell common shares or ADSs in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering and updates with respect to information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The accompanying prospectus, including the documents incorporated by reference, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

We, the selling shareholder and the underwriters have not authorized any other person to provide you with different or additional information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We, the selling shareholder and the underwriters take no responsibility for, and can make no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters are not offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

The common shares being offered outside the United States pursuant to the offering in Europe have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for offer or sale as part of their initial distribution. Each underwriter has represented and agreed that it has not offered or sold and will not offer or sell such common shares as part of its initial distribution within the United States. The common shares being offered outside the United States have been registered under the Securities Act for resale from time to time in the United States in transactions that require registration under the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

PRESENTATION OF FINANCIAL AND OTHER DATA

On March 30, 2017, VimpelCom Ltd. changed its name to VEON Ltd. Please see Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 3, 2017 (our “2016 Annual Report”) for more information.

References in this prospectus supplement to “VEON” and the “VEON Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. as of March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as of March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017. The audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 incorporated by reference in the prospectus supplement have been prepared in accordance with

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International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

In this prospectus supplement, references to (i) “U.S. dollars” and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles,” “rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Algerian dinar” or “DZD” are to the lawful currency of Algeria, (v) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (vi) “Ukrainian hryvnia,” “hryvnia” or “UAH” are to the lawful currency of Ukraine, (vii) “Uzbek som” or “UZS” are to the lawful currency of Uzbekistan, (viii) “Kazakh tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, (ix) “Kyrgyz som” are to the lawful currency of Kyrgyzstan, (x) “Armenian dram” are to the lawful currency of the Republic of Armenia, (xi) “Tajik somoni” are to the lawful currency of Tajikistan, (xii) “Georgian lari” are to the lawful currency of Georgia, (xiii) “Lao kip” are to the lawful currency of Laos and (xiv) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate and references to “Bangladeshi T-Bill” are to Bangladeshi Treasury Bills.

This prospectus supplement contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee, Algerian dinar, Lao Kip and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge, Uzbek som, Armenian dram, Georgian lari and Kyrgyz som amounts at official exchange rates, as described in more detail under “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” in our 2016 Annual Report and incorporated by reference herein.

The discussion of our business and the telecommunications industry in this prospectus supplement contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our 2016 Annual Report.

Certain amounts and percentages that appear in this prospectus supplement have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

As of November 5, 2016, VEON Ltd. owns a 50.0% share of the Italy Joint Venture (as defined under “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement). We account for the Italy Joint Venture using the equity method. We do not control the Italy Joint Venture. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, market projections and strategy, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this prospectus supplement, other than the financial information that is derived directly from our financial statements.

Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture. On November 5, 2016, we completed a transaction to form a joint venture holding company with CK Hutchison Holdings Limited (“Hutchison”), through which we jointly own and operate our historical Wind Telecomunicazioni S.p.A. (“WIND”) and Hutchison’s historical 3 Italia S.p.A. (“3 Italia”) telecommunications

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businesses in Italy. Italy is no longer a reportable segment. We account for the Italy Joint Venture using the equity method. However, financial and operational information for Italy is included in our 2016 Annual Report because completion of the Italy Joint Venture occurred ten months into the 2016 financial year, and because the Italy Joint Venture is a significant part of our business.

From January 1, 2016 to November 5, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian assets. The financial data for 2015 and 2014 reflects the classification of Italy as an asset held for sale and a discontinued operation. The transaction was successfully completed on November 5, 2016. Under the transaction, VEON Ltd. contributed its entire shareholding in the operations in Italy, in exchange for a 50% interest in the newly formed Italy Joint Venture. As a result, the company does not control the Italy Joint Venture’s operations in Italy. See Notes 6, 13 and 26 to our audited consolidated financial statements incorporated by reference to this prospectus supplement for more information.

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA Margin

This prospectus supplement contains certain measures and ratios which are not defined under IFRS, including Adjusted EBITDA and Adjusted EBITDA Margin. VEON calculates Adjusted EBITDA as profit/(loss) for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Summary Consolidated Financial and Other Data” below. Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia segment excludes certain expenses from its Adjusted EBITDA. As a result of the reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our reportable segments. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicate its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in the table under “Summary Consolidated Financial and Other Data.”

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Capital expenditures

In this prospectus supplement, we present capital expenditures, which are purchases of new equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. In this prospectus supplement, we present capital expenditures for all periods excluding our historical Italian operations (WIND) following its classification as asset held for sale and a discontinued operation and excluding the Italy Joint Venture. We also present capital expenditures without licenses. Reconciliation of capital expenditures to cash paid for purchase of property, plant and equipment and intangible assets, the most directly comparable IFRS financial measure, is presented in “Item 5—Key Information—Liquidity and Capital Resources—Future Liquidity and Capital Requirements” in our 2016 Annual Report. For more information, see “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements in our 2016 Annual Report.

Functional currency financial measures.

In this prospectus supplement we present certain financial measures in functional currency terms. These non-IFRS financial measures include the results of operations of our reportable segments in jurisdictions with local functional currencies, and exclude the impact of translating the functional currency amounts to U.S. dollars. We analyze the performance of our reportable segments on a functional currency basis to increase the comparability of results between periods. Because changes in foreign exchange rates have a non-operating impact on the results of operations (as a result of translation to US$, our reporting currency), our management believes that evaluating their performance on a functional currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” and Notes 2 and 5 to our audited consolidated financial statements, in each case included in our 2016 Annual Report.

MARKET AND INDUSTRY DATA

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain industry, market and competitive position data that are based on the industry publications and studies conducted by third parties noted herein and therein, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

Certain market and industry data incorporated by reference herein to our 2016 Annual Report is sourced from the report of Analysys Mason, dated March 16, 2017. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by Analysys Mason are sourced from the Economist Intelligence Unit. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded.

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TRADEMARKS

We have proprietary rights to trademarks used in this prospectus supplement and the accompanying prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the “®” or “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement and the accompanying prospectus is the property of its respective holder.

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SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. This summary is qualified in its entirety by the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Before investing, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein carefully, including the information under “Risk Factors” beginning on page S-16 of this prospectus supplement, our 2016 Annual Report and our consolidated financial statements and the related notes thereto incorporated by reference herein, as applicable. This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page S-20 of this prospectus supplement and on page 2 of the accompanying prospectus.

THE COMPANY

Overview

VimpelCom is rebranding to VEON and has changed its name to VEON, effective as of March 30, 2017. VEON is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries, including Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2016, we had 207.5 million mobile customers and 41,994 employees. The Italy Joint Venture had 31.3 million customers and 9,356 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects” in our 2016 Annual Report.

The Italy Joint Venture offers services to customers in Italy. It provides services under the “WIND” and “3” brands and has 31.3 million customers and 9,356 employees as of December 31, 2016.

Our rebranding to VEON seeks to reflect our aim to move from being considered solely a telecommunications company to being considered more broadly as a technology company. VEON is being used as the branding name for both the company and its new personal internet platform. Technology is continuing to revolutionize the way users communicate, travel, bank, shop, consume and are entertained. While other telecommunications companies have tried to respond to the digital challenge through acquiring technology companies, merging with media players or setting up incubators to host innovation, we have instead created our new VEON personal internet platform. It is built on the re-engineering of our legacy systems and data architecture, which will enable us to offer new, personalized and contextual services. We believe that it will ultimately eliminate or greatly reduce the comparatively inefficient bricks-and-mortar service model and replace it with a smooth, easy, fun, contextual and intuitive experience.

As part of our VEON rebranding, we aim to implement a digital vision and strategy, moving towards a technology company with an asset-light business model in comparison to the capital-intensive traditional telecommunications model. We aim to reduce our capital expenditure to revenue ratio and reduce our IT, capital expenditure and distribution costs. We have secured network sharing agreements and aim to reduce the assets on our balance sheet. In the future, we anticipate that we will own only the core assets needed to operate our business. For further information on our strategic disposal of assets see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Disposal of Non-Core Assets and Network and Tower Sharing Agreements” in our 2016 Annual Report. We anticipate that we will invest approximately US$100 million per annum over the next five years as part of the rollout of our VEON brand, in the context of our group capital expenditure budget of over US$1.5 billion per year. For further information on our capital expenditures, please see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Further Liquidity and Capital Requirements” in our 2016 Annual Report. We anticipate that we will finance the investments (or the VEON personal internet platform) with operational cash flow, cash on our balance sheet and external financing that we currently have in place.

The VEON personal internet platform integrates data analytics and artificial intelligence, with the aim of putting the user in control. With zero-rating as a fundamental component, as currently envisioned, VEON users will be able to use the VEON platform to stay connected for free, even when they are out of credit. We intend to work with music, transport, banking, e-commerce and other businesses, all of which will be integrated into a single personalized internet platform, VEON. We believe that these relationships, particularly those with local businesses in each of the countries in which we operate, will help grow those regional economies. We are also working through our technology landscape to deploy a fully digital end-to-end solution to benefit our customers. The digital stack and data management platform will be the core of our IT, while our network will become software defined, intelligent and dynamic. In addition, we have announced partnerships with STUDIO+, Deezer and MasterCard, which will integrate new services into the platform for VEON users.

Organizational Structure Overview

VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. In the third quarter of 2015, we adopted a new regional structure, consisting of the three following business units, all of which report to our headquarters in Amsterdam:

•	Major Markets (Russia and the Italy Joint Venture);

•	Emerging Markets (which includes our operations in Pakistan, Algeria and Bangladesh); and

•	Eurasia (which includes our operations in Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia).

Notwithstanding our new regional structure described above, we currently operate and manage VEON Ltd. on a geographical basis. In accordance with IFRS rules, this results in seven reportable segments. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies.

Our reportable segments currently consist of the seven following segments:

•	Russia;

•	Pakistan;

•	Algeria;

•	Bangladesh;

•	Ukraine;

•	Uzbekistan; and

•	HQ (transactions related to management activities within the group).

Italy is no longer a reportable segment following the completion of the Italy Joint Venture. For more information please see Notes 6, 13 and 26 to our audited consolidated financial statements incorporated by reference herein, as well as “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” in our 2016 Annual Report.

We also provide customer numbers for “Others,” which includes all results of our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

From January 1, 2015 through June 30, 2016, management organized our business in eight reportable segments consisting of our seven current reporting segments and Kazakhstan. In the second quarter of 2016, management decided to no longer include Kazakhstan as a separate reportable segment due to the decreasing impact of operations in Kazakhstan on the overall business. As a result, the activities in Kazakhstan have been integrated into our Others category in this prospectus supplement. Our annual consolidated financial statements for the years ended December 31, 2015 and December 31, 2014 incorporated by reference herein have been restated for this organizational change.

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of December 31, 2016. Unless otherwise indicated, our percentage ownership interest is identical to our voting power in each of the subsidiaries.

	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam B.V.	Netherlands	100.0%
VimpelCom Holdings B.V.	Netherlands	100.0%(1)
Wind Telecom S.p.A.	Italy	100.0%(2)
PJSC “Vimpel-Communications” (“PJSC VimpelCom”)	Russia	100.0%(3)
Golden Telecom Inc.	Delaware	100.0%(4)
“Kyivstar” JSC	Ukraine	100.0%(5)
B.V. VimpelCom Finance S.à r.l.	Netherlands/Luxembourg	100.0%(6)
VIP Kazakhstan Holding AG	Switzerland	75.0%(7)
LLP “KaR-Tel”	Kazakhstan	75.0%(8)
LLC “Tacom”	Tajikistan	98.0%(9)
LLC “Unitel”	Uzbekistan	100.0%(10)
LLC “Mobitel”	Georgia	80.0%(11)
CJSC “Armenia Telephone Company”	Armenia	100.0%(12)
Menacrest AG	Switzerland	99.9%(13)
LLC “Sky Mobile”	Kyrgyzstan	50.1%(14)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0%(15)
Weather Capital S.à r.l.	Luxembourg	100.0%(16)
Weather Capital Special Purpose 1 S.A.	Luxembourg	100.0%(17)
Global Telecom Holding S.A.E.	Egypt	51.9%(18)
Oratel International Inc. Limited	Malta	100.0%(19)
Moga Holding Limited	Malta	100.0%(20)
Omnium Telecom Algérie (OTA) S.p.A.	Algeria	23.7%(21)
Optimum Telecom Algeria S.p.A.	Algeria	23.7%(22)
Pakistan Mobile Communications Limited	Pakistan	44.0%(23)
Banglalink Digital Communications Limited	Bangladesh	51.9%(24)
Wind Tre S.p.A.	Italy	50.0%(25)

(1)	VimpelCom Amsterdam B.V. holds 100.0% directly.
(2)	VimpelCom Holdings B.V. holds 92.24% directly. Wind Telecom S.p.A. holds 7.76% of its own shares.
(3)	VimpelCom Holdings B.V. holds 100.0% minus one share directly. VEON Ltd. holds one share directly.
(4)	PJSC VimpelCom holds 100% directly and indirectly through a wholly owned Cypriot holding company and two Delaware holding companies.
(5)	VEON Ltd. holds 0.01% directly and VimpelCom Holdings B.V. holds 73.80% directly. “Kyivstar” JSC holds 26.19% of its own shares.
(6)	PJSC VimpelCom holds 100.0% directly.
(7)	B.V. VimpelCom Finance S.à r.l. holds 75.0% directly.
(8)	VIP Kazakhstan Holding AG holds 75.0% directly.
(9)	VimpelCom Holdings B.V. holds 98.0% indirectly through a wholly owned Swiss holding company.
(10)	PJSC VimpelCom holds 100.0% indirectly through wholly owned Dutch and BVI holding companies.
(11)	VimpelCom Holdings B.V. holds 80.0% indirectly through a number of wholly owned companies.
(12)	PJSC VimpelCom owns 100.0% directly.
(13)	B.V. VimpelCom Finance S.à r.l. holds 50.1% indirectly through a Swiss holding company and a Cypriot holding company.
(14)	Menacrest AG holds 100.0% directly.
(15)	B.V. VimpelCom Finance S.à r.l. holds 78.0% indirectly through a wholly owned Dutch holding company. The local shareholder of VimpelCom Lao Co. Ltd. is the government of the Lao People’s Democratic Republic.
(16)	VimpelCom Holdings B.V. holds 100.0% indirectly through a wholly owned Luxembourg holding company.
(17)	Weather Capital S.à r.l. owns 100.0% directly.
(18)	Weather Capital S.à r.l. holds 1.9% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% directly.
(19)	Global Telecom Holding S.A.E. owns 100.0% directly and indirectly through a Maltese holding company.
(20)	Global Telecom Holding S.A.E. owns 100.0% directly and indirectly through a Maltese holding company.
(21)	Global Telecom Holding S.A.E. holds a controlling interest of 45.6% directly and indirectly through Oratel International Inc. Limited and Moga Holding Limited. The Algerian National Investment Fund, Fonds National d’Investissement, holds 51.0% directly in Omnium Telecom Algérie (OTA) S.p.A. and a local minority shareholder named Cevital S.p.A. holds directly the remaining 3.4%.
(22)	Omnium Telecom Algeria S.p.A. holds 99.99% directly.
(23)	As of July 1, 2016, Global Telecom Holding S.A.E. holds 84.7% of Pakistan Mobile Communications Limited (“PMCL”) indirectly through two wholly owned Maltese subsidiaries and a nominee shareholder. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Pakistan Merger” in our 2016 Annual Report.
(24)	Global Telecom Holding S.A.E. holds 99.99% indirectly through a wholly owned Maltese subsidiary.
(25)	VimpelCom Holdings B.V. owns 50.0% indirectly through two Luxembourg holding companies and one Italian holding company.

Description of Our Business

VEON, through its operating companies, provides customers with mobile and fixed-line telecommunications services in certain markets, which are described more fully below.

Our Mobile Telecommunications Business

The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2016.

Mobile Service Description	Russia	Pakistan		Algeria		Bangladesh	Ukraine	Uzbekistan	Others
Mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments
-of which prepaid	89.1%	98.3%		92.2%		93.0%	90.0%	97.6%	— (4)
-of which postpaid	10.9%	1.7	%(3)	7.8	%(3)	7.0%	10.0%	2.4%	— (4)
Value added and call completion services(1)	Yes	Yes		Yes		Yes	Yes	Yes	Yes(4)
National and international roaming services(2)	Yes	Yes		Yes		Yes	Yes	Yes	Yes(4)
Wireless Internet access	Yes	Yes		Yes		Yes	Yes	Yes	Yes(4)
Mobile financial services (“MFS”)	Yes	Yes		Yes		Yes	Yes	Yes	No
Mobile bundles	Yes	Yes		No		Yes	Yes	Yes	Yes(4)

(1)	Value added services include messaging services, content/infotainment services, data access services, location based services, media, and content delivery channels.
(2)	Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long distance calls while outside of their home network.
(3)	Includes postpaid and hybrid (monthly fee with recharge possibility) customers.
(4)	For a breakdown of prepaid and postpaid subscriptions and a description of the mobile services we offer in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Laos and Georgia, see “Item 4—Information on the Company—Description of our Business—Mobile Business in Others—Description of Mobile Services in Others” in our 2016 Annual Report.

Our Fixed-line Telecommunications and Our Fixed-line Internet Business

We offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities throughout Russia, Ukraine and Uzbekistan. In our fixed-line/mobile integrated business structure in Russia, Ukraine and Uzbekistan, fixed-line telecommunications use inter-city fiber optic and satellite-based networks.

In Armenia, our fixed-line business offers a wide range of services, including PSTN-fixed and IP telephony, internet, data transmission and network access, domestic and international voice termination and TCP/IP international transit, over our national networks. In Kazakhstan, the fixed-line business offers range of services for B2O, B2B and B2C segments.

In Pakistan, we offer internet and value added services (“VAS”) over a wide range of access media, covering major cities of Pakistan but we do not report customer numbers and other data on our fixed-line business in Pakistan, as we do with Russia, Ukraine and Uzbekistan, because the fixed-line business in Pakistan is not material to our overall business.

We do not offer fixed-line services in Algeria, Bangladesh, Kyrgyzstan, Tajikistan, Laos or Georgia.

The table below presents the primary fixed-line telecommunications services we offer to our customers as of December 31, 2016.

Fixed-Line Service Description	Russia	Pakistan	Ukraine	Uzbekistan	Other Countries
Business and Corporate Services, providing a wide range of telecommunications and information technology and data center services to companies and high-end residential buildings	Yes	Yes	Yes	Yes	Yes	(1)

Carrier and Operator Services, which provide consolidated management of our relationship with other carriers and operators. The two main areas of focus in this line of business are: (i) generating revenue by providing a specific range of telecommunications services to other mobile and fixed-line operators and ISPs in Russia and worldwide and (ii) optimizing costs and ensuring the quality of our long distance voice, internet and data services to and from customers of other telecommunications operators and service providers worldwide by means of interconnection agreements

	Yes	Yes	Yes	No	No
Consumer Internet Services, which provide fixed-line telephony, internet access and home phone services (on a VoIP and copper wire basis)	Yes	Yes	No	Yes	Yes	(1)
Consumer Voice Offerings	Yes	No	No	Yes	Yes	(1)
Corporate Voice Offerings, which provide fixed-line voice services, data services, VAS and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs	Yes	Yes	Yes	Yes	Yes	(1)
Internet and Data Services, which provide internet and data transmission services to both consumer and corporate customers	Yes	Yes	Yes	Yes	Yes	(1)

(1)	For a description of the fixed-line services we offer in Armenia and Kazakhstan, see “Item 4—Information on the Company—Description of Our Business—Fixed-line Business in Others” in our 2016 Annual Report.

Strategy

VimpelCom is rebranding to VEON and has changed its name to VEON, effective as of March 30, 2017. VEON is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries, including Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2016, we had 207.5 million mobile customers and 41,994 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5. Operating and Financial Review and Prospects” in our 2016 Annual Report.

The Italy Joint Venture offers services to customers in Italy. It provides services under the “WIND” and “3” brands and had 31.3 million customers and 9,356 employees as of December 31, 2016.

Our rebranding to VEON seeks to reflect our aim to move from being considered solely a telecommunications company to being considered more broadly as a technology company. VEON is being used as the branding name for both the company and its new personal internet platform. Technology is continuing to revolutionize the way users communicate, travel, bank, shop, consume and are entertained. While other telecommunications companies have tried to respond to the digital challenge through acquiring technology companies, merging with media players or setting up incubators to host innovation, we have instead created our new VEON personal internet platform. It is built on the re-engineering of our legacy systems and data architecture, which will enable us to offer new, personalized and contextual services. We believe that it will ultimately eliminate or greatly reduce the comparatively inefficient bricks-and-mortar service model and replace it with a smooth, easy, fun, contextual and intuitive experience.

As part of our VEON rebranding, we aim to implement a digital vision and strategy, moving towards a technology company with an asset-light business model in comparison to the capital-intensive traditional telecommunications model. We aim to reduce our capital expenditure to revenue ratio and reduce our IT, capital expenditure and distribution costs. We have secured network sharing agreements and aim to reduce the assets on our balance sheet. In the future, we anticipate that we will own only the core assets needed to operate our business. For further information on our strategic disposal of assets see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Disposal of Non-Core Assets and Network and Tower Sharing Agreements” in our 2016 Annual Report. We anticipate that we will invest approximately US$100 million per annum over the next five years as part of the rollout of our VEON brand, in the context of our group capital expenditure budget of over US$1.5 billion per year. For further information on our capital expenditures, please see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Further Liquidity and Capital Requirements” in our 2016 Annual Report. We anticipate that we will finance the investments (or the VEON personal internet platform) with operational cash flow, cash on our balance sheet and external financing that we currently have in place.

The VEON personal internet platform integrates data analytics and artificial intelligence, with the aim of putting the user in control. With zero-rating as a fundamental component, as currently envisioned, VEON users will be able to use the VEON platform to stay connected for free, even when they are out of credit. We intend to work with music, transport, banking, e-commerce and other businesses, all of which will be integrated into a single personalized internet platform, VEON. We believe that these relationships, particularly those with local businesses in each of the countries in which we operate, will help grow those regional economies. We are also working through our technology landscape to deploy a fully digital end-to-end solution to benefit our customers. The digital stack and data management platform will be the core of our IT, while our network will become software defined, intelligent and dynamic. In addition, we have announced partnerships with STUDIO+, Deezer and MasterCard, which will integrate new services into the platform for VEON users.

Competitive Strengths

We believe that the following competitive strengths will enable us to retain our customer base, capitalize on growth opportunities in the markets in which we operate and maintain and expand our current market share positions.

Diversified Operations and Cash Flows

Our business is diversified across geographies, with operations in 12 countries as of December 31, 2016. Our geographic diversity helps insulate us from concentrated risks associated with potential economic or political instability in a particular country or region. This diversification also allows us to benefit from diversified cash flows across our businesses, creating a strong liquidity position. With respect to our largest markets, we are the number one mobile operator in Ukraine, Pakistan, Uzbekistan and Kyrgyzstan, the number two mobile operator in Algeria, Bangladesh, Armenia and Kazakhstan and the third-ranked mobile operator in Russia, each based on the number of customers as of December 31, 2016.

Attractive emerging markets portfolio with significant upside

We are one of the leading international mobile operators with established leadership positions in emerging markets. We believe that several of these markets have significant upside potential stemming from low mobile voice and data penetration rates.

Further, in certain of these markets, the proliferation of affordable smartphones and bundled mobile packages is driving growth in the uptake of mobile data and VAS. We believe our customers are using connectivity in new ways: with the expansion of access to content, applications, messaging, entertainment and social networking, and, as a result, demand for data services in these markets is growing. We believe we can leverage our market position in these countries to capitalize on increases in penetration rates and data usage. In addition, the telecommunications markets in Bangladesh, Pakistan and Eurasia have a large potential for customer base growth and revenue growth from relatively low penetration rates, particularly with respect to SMEs. In these markets, we seek to leverage our knowledge and experience across our emerging markets footprint and in our more mature markets to capture this growth.

Solid financial profile with proven access to multiple funding sources

Historically, we have significantly grown our business while seeking to impose strict financial discipline in order to develop a solid capital structure and maintain strategic leverage and strong liquidity positions. Through the completion of financing activities of approximately US$21 billion in 2014, approximately US$5 billion in 2015 and approximately US$1 billion in 2016, we have substantially improved our debt maturity profile and liquidity position and significantly lowered our annual interest costs. The Italy Joint Venture results in a reduction of our net debt to Adjusted EBITDA ratio, as neither the earnings nor the net debt of the Italy Joint Venture are included in the calculations or the determination of the covenant ratios.

We have established a long-standing network of relationships with a large number of local and international financial institutions that have consistently provided us with the short- and long-term resources required to finance our operations and have granted us the liquidity to fund our working capital needs. We also have a strong track record in the public debt markets, as our subsidiaries have raised significant amounts of capital through bond issuances. Moreover, we are supported by a strong equity value cushion from our underlying group portfolio. As a listed company, we also have access to the public equity markets as an additional source of funding and liquidity. We believe that our financial discipline, solid debt and cash positions and balanced mix of funding sources will enable us to continue to execute our business plan and support our group.

Recognized local brand names

We market our mobile services under local brand names in each of our markets. We benefit from a high level of brand awareness due to our local market leading positions. Our “Beeline” brand name is very well-established in a number of countries, including Russia (where we introduced the brand in 1993), Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan. In Ukraine, we market our mobile services primarily under the “Kyivstar” brand. This high level of brand awareness enables us to up-sell and cross-sell our products and introduce new services that require a strong level of trust from consumers, such as MFS. We also have powerful brands for our operations in Africa and Asia, including “Djezzy,” “Mobilink” and

“banglalink”. We believe that we have maintained the strength of these brands by offering innovative new products and services to provide our customers with faster access and easier usage and through our continuing commitment to providing high-quality customer service.

Broad distribution network

We have large sales and distribution networks for mobile and fixed-line services in the markets where we operate, which serve to enhance our brand visibility, maintain customer contact and expand the services we provide to our customers. These networks are used for both sales and customer care, allowing high standards of customer service. Our network consists of our own branded shops, franchise network, simple retail agreements with local retail competitors and networks of strategic retail partners. An efficient mix of these channels helps us to maintain our competitive market positions across all of our markets.

Consistent leader in customer experience

We provide specialized customer service to our different customer segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of customer satisfaction with our products and services and stabilize churn in a majority of our markets. We also believe that we have provided particularly high levels of customer service to our corporate customers. By optimizing the customer experience and driving superior pricing through integrated mobile bundles that combine traditional voice with short message service (“SMS”) and, most importantly, data, as of December 31, 2016, we have achieved the highest customer experience scores among peers in Bangladesh, Kyrgyzstan, Ukraine, Uzbekistan, Kazakhstan and Armenia in terms of Net Promoter Score, a market tool used to measure customer loyalty.

Optimized pricing structure supporting strong margins

Acknowledging differences in competitive situations and consumer behavior across markets, we undertake a systematic effort, involving dedicated analytics and research, to develop optimal pricing structures. We believe that this approach to pricing enables us to extract value from all of our market segments and allows us to offer different tariffs and solutions to all market segments and types of companies, including special tariff options and mobile bundles for voice, messaging and data services. We believe that such pricing supports our strong Adjusted EBITDA margins compared to our global peers.

Experienced management team

Our management teams across our group have extensive experience operating in the telecommunications industry. These seasoned management teams have been successful in developing a portfolio of mobile network operations in competitive and rapidly evolving emerging markets, as well as in developed, mature markets. We also ensure that we have seasoned and experienced management teams for each of our operations. We believe that our management teams put us in a strong position to successfully implement our business strategy worldwide.

Recent Developments

As previously disclosed in our 2016 Annual Report, PJSC VimpelCom signed a five-year managed services agreement with Huawei in Russia. On April 3, 2017, we entered into a complementary agreement with Nokia. These agreements cover full network maintenance outsourcing in Russia for five years. In addition, on April 5, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as new borrower, entered into an amendment agreement with respect to a US$500 million facility agreement with AO “Alfa-Bank” as the original lender and agent, dated April 18, 2014. Pursuant to the amendment agreement, the tenor of this facility has been extended until October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V.

as the borrower, and the guarantee from VimpelCom Holdings B.V. was terminated. In addition, VimpelCom Holdings B.V. granted AO “Alfa-Bank” the right to novate the principal amount of the facility to other lenders. This follows the previously announced amendment agreement entered into on March 29, 2017 with respect to a US$500 million facility agreement with AO “Alfa-Bank” as the original lender and agent, dated April 2, 2014.

Corporate Information

VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. The VEON Group’s headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VEON Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen). VEON Ltd. is considered a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

As of March 30, 2017, we rebranded and changed our name from VimpelCom Ltd. to VEON Ltd. VEON is the name for both the company and its new personal internet platform, which integrates powerful data analytics and artificial intelligence to put the user in control.

THE OFFERING

ADSs and Common Shares Being Offered by the Selling Shareholder	70,000,000 common shares in the form of common shares and ADSs, each representing one common share.

American Depositary Shares	The ADSs being sold pursuant to this prospectus supplement each represent an ownership interest in one common share of VEON Ltd. The common shares underlying the ADSs are held in Euroclear NL in the Netherlands. The depositary, The Bank of New York Mellon, holds its position in these common shares through a custodian. The registered holder of the ADSs will have rights as provided in the deposit agreement. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement becomes effective, you will be bound by the deposit agreement as amended. To better understand the terms of the ADSs, you should carefully read the section in the accompanying prospectus entitled “Description of American Depositary Shares,” and the deposit agreement referred to therein.

Common Shares	Common shares of VEON Ltd., nominal value US$0.001 each

Depositary	The Bank of New York Mellon

Shares Issued and Outstanding Before and After the Offering	1,756,731,135 common shares

Selling Shareholder	The selling shareholder in this offering is Telenor East Holding II AS. See “Selling Shareholder.”

Use of Proceeds	We will not receive any proceeds from the sale of any common shares or ADSs by the selling shareholder. See “Use of Proceeds.”

NASDAQ Symbol	“VEON”

Euronext Amsterdam Symbol	“VEON”

Risk Factors	Investing in our common shares and ADSs involves risks. See “Risk Factors” beginning on page S-16 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common shares or ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary historical condensed consolidated financial information for the periods and dates indicated. The balance sheet data as of December 31, 2016, 2015 and 2014 and the statements of operations and cash flow data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements incorporated by reference herein.

The data for 2015 and 2014 reflects the classification of WIND as a discontinued operation. Our financial results for 2016 include the 10 months ended October 31, 2016 with WIND classified as a discontinued operation and the two months ended December 31, 2016 with the Italy Joint Venture accounted for as an equity investment. For more information, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture,” in each case our 2016 Annual Report and Note 6 to our audited consolidated financial statements incorporated by reference herein.

The following summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by Item 5 in our 2016 Annual Report and our consolidated financial statements and the related notes incorporated by reference herein.

	Year ended December 31,
	2016	2015(1)	2014(1)
	(in millions of U.S. Dollars, except per share amounts and as indicated)
Consolidated income statements data:
Service revenue	8,553	9,313	13,200
Sale of equipment and accessories	184	190	218
Other revenue	148	103	68

Total operating revenue	8,885	9,606	13,486

Operating expenses
Service costs	1,769	1,937	2,931
Cost of equipment and accessories	216	231	252
Selling, general and administrative expenses	3,668	4,563	4,743
Depreciation	1,439	1,550	1,996
Amortization	497	517	647
Impairment loss	192	245	976
Loss on disposals of non-current assets	20	39	68
Total operating expenses	7,801	9,082	11,613

Operating profit	1,084	524	1,873

Finance costs	830	829	1,077
Finance income	(69)	(52)	(52)
Other non-operating losses/(gains)	82	42	(121)
Share of (profit)/loss of associates and joint ventures accounted for using the equity method	(48)	(14)	38
Impairment of associates and joint ventures accounted for using the equity method	99	—	—
Net foreign exchange (gain)/loss	(157)	314	556
Profit/(loss) before tax	347	(595)	375

Income tax expense	635	220	598

	Year ended December 31,
	2016		2015(1)		2014(1)
	(in millions of U.S. Dollars, except per share amounts and as indicated)
(Loss)/profit for the year from continuing operations		(288)		(815)		(223)

Profit/(loss) after tax for the period from discontinued operations		920		262		(680)
Profit on disposal of discontinued operations, net of tax		1,788		—		—
Profit/(loss) after tax for the period from discontinued operations		2,708		262		(680)
Profit/(loss) for the year		2,420		(553)		(903)
Attributable to:
The owners of the parent (continuing operations)		(380)		(917)		33
The owners of the parent (discontinued operations)		2,708		262		(680)
Non-controlling interest		92		102		(256)

		2,420		(553)		(903)

Earnings/(loss) per share from continuing operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	US$	(0.22)	US$	(0.52)	US$	0.02
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	US$	(0.22)	US$	(0.52)	US$	0.02
Earnings/(loss) per share from discontinued operations
Basic, profit/(loss) for the year attributable to ordinary equity holders of the parent	US$	1.55	US$	0.15	US$	(0.39)
Diluted, profit/(loss) for the year attributable to ordinary equity holders of the parent	US$	1.55	US$	0.15	US$	(0.39)
Weighted average of number of common shares		1,749		1,748		1,748
Dividends declared per share	US$	0.23	US$	0.035	US$	0.035
Other data:
Adjusted EBITDA(2)		3,232		2,875		5,560
Adjusted EBITDA margin(2)		36.4%		29.9%		41.2%

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 to our audited consolidated financial statements in our 2016 Annual Report.
(2)	See below for a discussion of how we calculate Adjusted EBITDA and for a reconciliation of Adjusted EBITDA and EBITDA to the most closely comparable IFRS measure, profit before tax.

	As of December 31,
	2016	2015	2014
	(in millions of U.S. Dollars)
Consolidated balance sheet data:
Cash and cash equivalents	2,942	3,614	6,342
Working capital (deficit)(1)	(2,007)	(156)	(938)
Property and equipment, net	6,719	6,239	11,849
Intangible assets and goodwill	6,953	6,447	18,002
Total assets	21,193	33,854	41,042
Total liabilities	15,150	29,960	37,066
Total equity	6,043	3,894	3,976

(1)	Working capital (deficit) is calculated as current assets less current liabilities and is equivalent to net current assets.

We define Adjusted EBITDA as profit/(loss) for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items set forth in the reconciliation table below. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia segment excludes certain expenses from its Adjusted EBITDA. As a result of the reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our reportable segments. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicate its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of our performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time.

The following is a reconciliation of Adjusted EBITDA to profit/(loss) before tax for the periods presented, the most directly comparable IFRS financial measure:

	Year ended December 31,
	2016	2015	2014
	(in millions of U.S. Dollars)
Adjusted EBITDA	3,232	2,875	5,560
Depreciation	(1,439)	(1,550)	(1,996)
Amortization	(497)	(517)	(647)
Impairment loss	(192)	(245)	(976)
Loss on disposals of non-current assets	(20)	(39)	(68)
Finance costs	(830)	(829)	(1,077)
Finance income	69	52	52
Other non-operating losses/(gains)	(82)	(42)	121
Share of (loss)/profit of associates and joint ventures accounted for using the equity method	48	14	(38)
Impairment of associates and joint ventures accounted for using the equity method	(99)	—	—
Net foreign exchange gain/(loss)	157	(314)	(556)

Profit before tax	347	(595)	375

The following is a reconciliation of capital expenditures (excluding licenses) to cash paid for purchase of property, plant and equipment and intangible assets for the periods presented, the most directly comparable IFRS financial measure:

	Year ended December 31,
	2016	2015	2014
	(in millions of U.S. Dollars)
Cash paid for purchase of property, plant and equipment and intangible assets	1,651	2,207	3,501
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	90	(173)	(272)
Capital expenditures	1,741	2,034	3,229
Less capital expenditures in licenses	(148)	(255)	(396)
Capital expenditures (excluding licenses)	1,593	1,779	2,833

RISK FACTORS

An investment in our common shares or ADSs involves a high degree of risk. You should carefully read and consider the risk factors set forth below, as well as the risk factors in our 2016 Annual Report that we have incorporated by reference into this prospectus supplement, before deciding to invest in our common shares or ADSs. If any of these risks actually occurs, our business, results of operations, financial condition and cash flow could be materially impaired. The trading price of our common shares or ADSs could decline due to any of these risks, and you could lose all or part of your investment. When determining whether to buy our common shares or ADSs in this offering, you should also read carefully the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including our consolidated financial statements and related notes thereto.

Risks Related to Our Business, Industry and Markets and Legal and Regulatory Risks

Important information regarding risks related to our business, including risks related to our industry, legal and regulatory risks, and risks related to our markets, among others, is set forth under “Risk Factors” in our 2016 Annual Report, which is incorporated herein by reference. Additional risks include the following:

Risks Related to this Offering and the Ownership of Our Common Shares and ADSs

The market prices of our common shares and ADSs may be volatile, and purchasers of common shares and ADSs could incur substantial losses.

The market prices of our common shares and ADSs may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common shares or ADSs at or above the price at which you purchase our common shares or ADSs. The market price for our common shares and ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	regulatory developments in the foreign countries where we operate;

•	developments or disputes concerning licenses or other proprietary rights;

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;

•	the failure of securities analysts to cover our shares or changes in financial estimates by analysts;

•	investor perception of our company and of the industry in which we compete; and

•	general economic, political and market conditions.

An active and liquid market for the common shares may not develop on Euronext Amsterdam

Before the listing of the common shares on Euronext, there has been no public trading market for the common shares, as distinct to the ADSs. Although the common shares are listed and admitted to trading on Euronext, an active, liquid trading market may not develop or be sustained after such time. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If an actual liquid trading market for the common shares does not develop on Euronext, the price of the common shares on Euronext may be more volatile and it may be difficult to complete a buy or sell order for the common shares on such market. If a holder of common shares were to elect instead to trade them on NASDAQ, there would be costs associated with the deposit of common shares against delivery by the Depositary of ADSs that are tradable on NASDAQ. See the section in the accompanying prospectus entitled “Description of American Depositary Shares.”

Issuances or sales of our common shares or ADSs could adversely affect the market prices of our common shares and/or ADSs.

The sale of any of our common shares or ADSs on the public markets or the perception that such sales may occur, commonly called “market overhang,” may adversely affect the market for, and the market price of, our common shares and ADSs.

In addition, the selling shareholder’s issuance of exchangeable bonds, and subsequent exchanges of the exchangeable bonds for VEON Ltd.’s ADSs, as well as resales of VEON Ltd.’s ADSs deliverable upon exchange of the exchangeable bonds pursuant to a shelf registration statement or otherwise and/or any additional divestures by the selling shareholder may negatively affect the market for VEON Ltd.’s ADSs.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VEON’s supervisory board and VEON’s assets consist primarily of investments in its operating subsidiaries. For the financial year ended December 31, 2016, we intend to pay a dividend in the aggregate amount of US$ 23 cents per share, comprised of US$ 3.5 cents per share paid as an interim dividend in December 2016 and US$ 19.5 cents per share, with a record date of March 30, 2017 and which is intended to be paid on April 12, 2017. Various factors may cause the supervisory board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VEON’s financial condition, its earnings and equity free cash flow, its leverage, its capital requirements, contractual restrictions, legal proceedings and such other factors as VEON’s supervisory board may consider relevant. For more information on our policy regarding dividends, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—New dividend policy” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.8. Policy on Dividend Distributions” in our 2016 Annual Report incorporated by reference herein. See also “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—“As a holding company, VEON Ltd. depends on the ability of its subsidiaries to pay dividends and therefore on the performance of its subsidiaries, and is affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate” and “Risks Related to Our Business”—“Our strategic partnerships and relationships carry inherent business risks” in our 2016 Annual Report incorporated by reference herein.

Holders of our ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

VEON Ltd. is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of our common shares or ADSs.

VEON Ltd. is a Bermuda exempted company. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by VEON Ltd.’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.’s bye-laws as registered holders of VEON Ltd.’s common shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON Ltd. or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

As a foreign private issuer as defined under Rule 405 of the U.S. Securities Act of 1933 and the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our securities, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the United States Securities Exchange Act of 1934, as amended (“Exchange Act”). Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of our shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and we do not have a majority of independent directors, as defined in the NASDAQ rules. Accordingly, VEON’s shareholders will not have the same protections as are afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see the section of our 2016 Annual Report incorporated by reference herein entitled “Item 16G—Corporate Governance.”

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holdings the ADSs.

Our shares currently trade on Euronext in euros, while the ADSs trade on NASDAQ in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of the ADSs and the value of our common shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon a sale in Europe of any shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also fluctuate.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.

As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the common shares represented by ADSs. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the common shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Based on a review of our register of members maintained in Bermuda, as of March 31, 2017, a total of 1,228,276,403 common shares were held by BNY (Nominees) Ltd. and 528,454,732 common shares were held by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. As of March 15, 2017, 23 record holders of VEON Ltd.’s ADRs, holding an aggregate of 353,454,732 common shares (20.12%), were listed as having addresses in the United States. The regulatory and compliance costs to us under U.S. securities laws under such event may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference estimates and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus supplement and the accompanying prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our plans to implement our strategic priorities, including with respect to our performance transformation program; targets and strategic initiatives in the various countries in which we operate; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

•	our anticipated performance and guidance for 2017 and 2018;

•	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

•	our expectations regarding our capital expenditures and operational expenditures in and after 2017 and our ability to meet our projected capital requirements;

•	our plans to upgrade and build out our networks and to optimize our network operations;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•	our plans to develop, provide and expand our products and services, including operational and network development and network investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE networks or other networks; broadband services and integrated products and services, such as fixed-mobile convergence;

•	our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the new joint venture with Hutchison, through which we jointly own and operate our telecommunications businesses comprised of the historical Hutchison business, 3 Italia, and the historical VEON business, WIND, in Italy (a transaction and resulting business that we refer to as the “Italy Joint Venture” in this prospectus supplement); and our merger with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this prospectus supplement);

•	our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

•	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	possible adverse consequences resulting from our agreements announced on February 18, 2016 with the SEC, the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), including the Deferred Prosecution Agreement (the “DPA”) with the DOJ filed with the United States District Court for the Southern District of New York, the judgment entered by the United States District Court for the Southern District of New York related to the agreement with the SEC, including the consent incorporated therein (the “SEC Judgment”) and the settlement agreement with the OM (the “Dutch Settlement Agreement”), as well as any litigation or additional investigations related to or resulting from the agreements, including the DPA and the SEC Judgment, including the retention of an independent compliance monitor as required by the DPA and the SEC Judgment, any changes in company policy or procedure resulting from the review by the independent compliance monitor or otherwise undertaken by VEON Ltd., the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC and OM; and

•	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of the company’s strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this prospectus supplement include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•	in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including laws, regulations, decrees and decisions governing the telecommunications industry, costs of compliance, currency and exchange controls, currency fluctuations, taxation legislation, abrupt changes in the regulatory environment, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

•	risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•	risks that various courts or regulatory agencies with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

•	risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•	risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

•	risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

•	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•	risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, such as the Italy Joint Venture and/or the Pakistan Merger, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•	risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs that would be associated with such events and the reputation harm that could arise therefrom;

•	risks related to the ownership of our common shares and American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties.

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” in our 2016 Annual Report and the documents incorporated by reference herein are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements contained, or incorporated by reference, in this prospectus supplement or the accompanying prospectus, be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included, or incorporated by reference, in this prospectus supplement or the accompanying prospectus are made only as of the date of this prospectus supplement. We cannot assure you that any projected results or events will be achieved.

Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of December 31, 2016. The historical data in the table is derived from, should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information included in our 2016 Annual Report and incorporated by reference in this prospectus supplement.

As of December 31, 2016 (in millions of U.S. dollars)
Loans and borrowings.	10,489
Secured	1,005
Unsecured.	9,484
Total equity	6,043

Total capitalization	16,532

USE OF PROCEEDS

In this offering, the selling shareholder named in this prospectus supplement is selling 70,000,000 of our common shares in the form of common shares and ADSs, each representing one common share. We will not receive any proceeds from the sale of any common shares or ADSs by the selling shareholder.

SELLING SHAREHOLDER

The following table sets forth information as of March 15, 2017 regarding beneficial ownership of our common shares (i) immediately prior to this offering and (ii) giving effect to this offering. For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to and after the completion of this offering are based on 1,756,731,135 of our common shares outstanding as of March 15, 2017.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common shares that may be acquired by an individual or group within 60 days after the date of this prospectus supplement, pursuant to the exercise of options, warrants or other rights, are deemed to be issued and outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be issued and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The information in the table below has been obtained from the selling shareholder. It does not reflect the September 2016 issuance by the selling shareholder of US$1.0 billion aggregate principal amount of senior unsecured exchangeable bonds due 2019, pursuant to which ADSs may be delivered upon exchange or redemption. For more information, see Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Telenor Share Sale and Exchangeable Bond Issuance” in our 2016 Annual Report.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned After this Offering
Name of selling shareholder	Number	Percent	Number	Percent	Number	Percent
Telenor East Holding II AS(1)	416,703,840	23.7%	70,000,000	4.0%	346,703,840	19.7%

(1)	Telenor ASA and Telenor Mobile Holding AS may also be deemed the beneficial owners of, and have sole power to direct the voting and disposition of, these shares. The principal address of each of the foregoing entities is c/o Telenor ASA, Snarøyveien 30 N-1360 Fornebu, Norway.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our ADSs or common shares. This summary applies only to U.S. Holders that hold the ADSs or common shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and that have the U.S. dollar as their functional currency.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, and judicial and administrative interpretations thereof, all as available as of the date of this prospectus supplement. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. The statements in this prospectus supplement are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	certain U.S. expatriates;

•	persons holding our ADSs or common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own, or are treated as owning, 10% or more of our voting stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and non-U.S. tax consequences to them of the purchase, ownership and disposition of our ADSs or common shares.

As used herein, the term “U.S. Holder” means a beneficial owner of our ADSs or common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or common shares, and such partnership, generally will depend on such partner’s (or other owner’s) status and the activities of the partnership. A partnership and a U.S. Holder that is a partner (or other owner) in such a partnership should consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS. Accordingly, no gain or loss will generally be recognized upon an exchange of ADSs for common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us if as a result of such actions the holder of an ADS is not properly treated as the beneficial owner of underlying common shares.

Dividends and Other Distributions on the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received by the depositary, but only to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which currently is taxed at the lower applicable capital gains rate, provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends a U.S. Holder receives with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

The dividends will generally be foreign source and considered “passive category” income, and non-U.S. taxes withheld therefrom, if any, may be creditable against the U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations. If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of the ADSs or common shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted U.S. federal income tax basis in such ADSs or common shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in ADSs or common shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of the ADSs or common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other disposition. A U.S. Holder may realize additional gain or loss upon the subsequent sale or disposition of such currency, which will generally be treated as U.S. source ordinary income or loss. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the ADSs or common shares, as applicable, are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial U.S. federal income tax basis in the ADSs or common shares generally will equal the cost of such ADSs or common shares, as applicable. If a U.S. Holder used foreign currency to purchase the ADSs or common shares, the cost of the ADSs or common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ADSs or common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, we would continue to be treated as a PFIC with respect to such investment unless (1) we cease to be a PFIC and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of the ADSs and our common shares, and the current and anticipated composition of our income and assets as well as current and expected operations, we believe that we should not be treated as a PFIC with respect to our most recently closed taxable year and do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ADSs or common shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our ADSs or common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ADSs or common shares exceeds 125% of the average of the annual distributions on our ADSs or common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our ADSs or common shares if the Company is considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs or common shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark to market treatment would likely not be available with respect to any such subsidiaries.

If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ADSs or common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or common shares and proceeds from the sale, exchange or redemption of our ADSs or common shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct U.S. federal taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals and certain entities may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) or otherwise report information relating to an interest in ADSs or common shares, subject to certain exceptions (including an exception for ADSs or common shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ADSs or common shares.

Foreign Account Tax Compliance

Pursuant to Sections 1471 through 1474 of the Code and applicable Treasury Regulations (commonly referred to as “FATCA”), a “foreign financial institution” may be required to withhold a 30% U.S. tax on certain “passthru payments” (each as defined in the Code), unless certain information reporting requirements are met. Under current guidance, such withholding would only apply to passthru payments made after December 31, 2018. While the Company does not expect that it should be treated as a foreign financial institution for purposes of FATCA, such withholding may apply to passthru payments made with respect to any ADSs or common shares held by or through such a foreign financial institution (such as an intermediary). U.S. Holders should consult their own tax advisors regarding the potential impact of FATCA on them.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS OR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

MATERIAL BERMUDA TAX CONSIDERATIONS

Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until 31 March 2035. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on property interests we may have in Bermuda. We pay an annual government fee in Bermuda based on our authorized share capital and share premium. The annual government fee applicable to us is currently US$8,360.

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

CERTAIN MATERIAL DUTCH TAX CONSIDERATIONS

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of common shares or ADSs and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the offering to a particular holder of common shares or ADSs will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the offering to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that VEON Ltd. is organized, and that its business will be conducted, in the manner outlined in this prospectus supplement. A change to such organizational structure or to the manner in which VEON Ltd. conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary assumes that VEON Ltd. is a tax resident in the Netherlands for purposes of Dutch tax law, as well as applicable Dutch income tax treaties. The Dutch tax consequences to a holder of common shares or ADSs may differ if VEON Ltd. is not a tax resident in the Netherlands.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this prospectus supplement. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Dutch taxation paragraph does not address the Dutch tax consequences for a holder of common shares or ADSs who:

(i)	is a person who may be deemed an owner of common shares or ADSs for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from common shares or ADSs;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	owns common shares or ADSs in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role; or

(v)	has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person—either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes—owns or is deemed to own, directly or indirectly, common shares or ADSs representing 5% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, commons shares or ADSs representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of VEON Ltd., or (b) such person’s common shares or ADSs, rights to acquire common shares or ADSs or profit participating certificates in VEON Ltd. are held by him following the application of a non-recognition provision.

Taxes on Income and Capital Gains

Resident holders of common shares or ADSs

A holder of common shares or ADSs who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with common shares or ADSs that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 52%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with common shares or ADSs that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 52%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with common shares or ADSs that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of common shares or ADSs is an individual whose situation has not been discussed before in this section “Dutch taxation—Taxes on income and capital gains—Resident holders of common shares or ADSs”, the value of his common shares or ADSs forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is determined on the basis of progressive rates starting from 2.87% up to 5.39% per annum of this yield basis is taxed at the rate of 30%. Actual benefits derived from or in connection with his common shares or ADSs are not subject to Dutch income tax.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with common shares or ADSs that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax.

General

A holder of common shares or ADSs will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the documents relating to the issue of common shares or ADSs or the performance by VEON Ltd. of its obligations under such documents or under the common shares or ADSs.

Non-resident holders of common shares or ADSs

Individuals

If a holder of common shares or ADSs is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with common shares or ADSs, except if:

(i)	he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his common shares or ADSs are attributable to such permanent establishment or permanent representative; or

(ii)	he derives benefits or is deemed to derive benefits from or in connection with common shares or ADSs that are taxable as benefits from miscellaneous activities performed in the Netherlands.

(iii)	Corporate entities

If a holder of common shares or ADSs is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with common shares or ADSs, except if:

(i)	it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and to which permanent establishment or permanent representative its common shares or ADSs are attributable; or

(ii)	it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its common shares or ADSs are attributable.

General

If a holder of common shares or ADSs is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of common shares or ADSs or the performance by VEON Ltd. of its obligations under such documents or under the common shares or ADSs.

Dividend Withholding Tax

General

VEON Ltd. is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by VEON Ltd., subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of common shares or ADSs’ individual circumstances.

The concept “dividends distributed by VEON Ltd.” as used in this Dutch taxation paragraph includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of common shares or ADSs in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of common shares or ADSs issued by VEON Ltd. to a holder of common shares or ADSs or an increase of the par value of common shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of VEON Ltd.’s shareholders has resolved in advance to make such repayment and (b) the par value of the common shares or ADSs concerned has been reduced by an equal amount by way of an amendment to VEON Ltd.’s articles of association.

Gift and Inheritance Taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of common shares or ADSs by way of gift by, or upon the death of, a holder of common shares or ADSs who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of common shares or ADSs becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of common shares or ADSs made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of common shares or ADSs, the performance by VEON Ltd. of its obligations under such documents, or the transfer of common shares or ADSs.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholder and the representatives, the selling shareholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholder the number of common shares and ADSs set forth opposite its name below.

Underwriter	Number of Common Shares	Number of ADSs	Total Common Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Total			70,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares and ADSs sold under the underwriting agreement if any of these common shares or ADSs, respectively, are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. We have agreed to reimburse the underwriters for certain expenses in connection with this offering.

The underwriters are offering the common shares and ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares and ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the common shares and ADSs to the public at the public offering prices set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of US$ per common share or ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder.

	Per Common Share or ADS	Total
Public offering price	US$	US$
Underwriting discount paid by the selling shareholder	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$

The expenses of the offering are estimated at US$             and are payable by us.

This prospectus supplement may be used in connection with common shares initially offered outside the United States insofar as such common shares are resold from time to time in transactions that require registration under the Securities Act.

We, certain of our executive officers and the selling shareholder have agreed that, subject to certain exceptions, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 60 days after the date of this prospectus supplement (the “restricted period”):

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common shares or any securities convertible into or exercisable or exchangeable for common shares;

whether any such transaction described above is to be settled by delivery of ADSs, common shares or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ADSs, shares of common shares or any security convertible into or exercisable or exchangeable for common shares or ADSs.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of common shares and ADSs to the underwriters;

•	the issuance by the company of common shares or ADSs upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	the transfer of shares of common shares, ADSs or any securities convertible into shares of common shares or ADSs to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to cover tax withholding obligations of an officer or director in connection with such vesting or exercise;

•	the transfer of ADSs, common shares or any security convertible into common shares or ADSs pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common shares, the result of which is that any “person” (as defined in Section 13(d)(3) of Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of greater than 50% of the total voting power of our voting securities, and such transaction is approved by our supervisory board, involving a change of control as a result of which the beneficial owners of our common shares immediately prior to the transaction own, directly or indirectly, less than 50% of the surviving or successor entity;

•	transfers of ADSs, common shares or any security convertible into common shares or ADSs as a bona fide gift (subject to continuation of the restrictions described in this paragraph);

•	distributions by persons other than us of ADSs, common shares or any security convertible into common shares or ADSs to limited partners, stockholders or affiliates;

•	a sale or a contract to sell by the selling shareholder of a portion of its remaining common shares or ADSs or any security convertible into the selling shareholder’s remaining common shares or ADSs, in each case, to not more than three purchasers in one or more private placement transactions (subject to continuation of the restrictions described in this paragraph);

•	the filing of any registration statement on Form S-8 in connection with any employee benefit plan described in or contemplated by this prospectus supplement and the accompanying prospectus;

•	the entry into an agreement providing for the issuance of common shares or any securities convertible into or exercisable or exchangeable for common shares, and the issuance of any such securities pursuant to such an agreement, in connection with (i) the acquisition by us or any of its subsidiaries of the securities, business, property or other assets of another person or entity, including pursuant to an employee benefit plan assumed by us in connection with such acquisition, or (ii) joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement, provided that the aggregate number of common shares issued or issuable pursuant to the provision described in this bullet does not exceed 5% of the number of common shares outstanding immediately after the offering of the ADSs pursuant to this prospectus supplement (with such securities to be subject to the restrictions described in this paragraph);

•	transactions by any person other than us relating to ADSs, common shares or other securities acquired in open market or private transactions after the completion of the offering of the ADSs offered under this prospectus supplement;

•	the establishment by any officer or director of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares or ADSs, provided that such plan does not provide for the transfer of common shares or ADSs during the restricted period; or

•	the delivery of ADSs upon any exchange of the selling shareholder’s exchangeable bonds.

subject to additional conditions set forth in the underwriting agreement.

Our common shares are listed on the Euronext under the symbol “VEON.” Our ADSs are listed on NASDAQ under the symbol “VEON.”

Until the distribution of the common shares and ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs and/or common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares and ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares or ADSs than they are required to purchase in the offering.

Stabilizing transactions consist of various bids for or purchases of common shares or ADSs made by the underwriters in the open market prior to the completion of the offering. Any stabilization transactions relating to the common shares will not be undertaken before pricing, may be discontinued at any time without notice, and will in any event be discontinued after 30 calendar days after allocation. Stabilization transactions will be conducted in compliance with the European Market Abuse Regulation (Regulation (EU) No 596/2014) and all other applicable laws and regulations, as amended from time to time. Any stabilization trades by the underwriters (which may not necessarily occur) aim to support the price of the common shares on Euronext during the stabilization period. Any stabilization transaction relating to the common shares will be conducted by the underwriters on Euronext Amsterdam only.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares or ADSs sold by or for the account of such underwriter in stabilizing transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or ADSs or preventing or retarding a decline in the market price of our common shares or ADSs. As a result, the price of our common shares or ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, on Euronext, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares or ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The representatives may allocate a limited number of common shares and ADSs for sale to its online brokerage customers. An electronic prospectus supplement, together with the accompanying prospectus, is available on Internet web sites maintained by the representatives. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus supplement or accompanying prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us and the selling shareholder for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us and the selling shareholder in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Settlement

We expect that delivery of the common shares will be made against payment therefor on or about                 , 2017, which is the third business day in Amsterdam after the date of this prospectus supplement, as opposed to settlement on the second business day hereafter, as would be typical for a trade of common shares on Euronext. Accordingly, purchasers who wish to trade the common shares on the date of this prospectus supplement or the next succeeding Amsterdam business day will be required, by virtue of the fact that the common shares initially will not settle in T+2, to specify an alternative settlement cycle at the time of such trade to prevent a failed settlement and should consult their own adviser.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any common shares or ADSs which are the subject of the offering contemplated by this prospectus supplement or the accompanying prospectus (the “Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined in the Prospectus Directive;

(b) to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Securities shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out in this prospectus supplement or the accompanying prospectus.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common shares or ADSs under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and the company that:

(a)	it is a qualified investor as defined in the Prospectus Directive; and

(b)

in the case of any common shares or ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the common shares or ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC has been given to the offer or resale; or (ii) where common shares or

ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those common shares or ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an “offer” in relation to any common shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the common shares or ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

This communication is only being distributed to and is only directed at persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The common shares and ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares or ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The common shares and ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs, the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer, the ADSs or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares and ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares and ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares or ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The common shares and ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares or ADSs offered should conduct their own due diligence on the ADSs and/or common shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Hong Kong

This prospectus supplement and the accompanying prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong.

The common shares and ADSs have not been and will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the common shares or ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued or had been or has been in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere other than with respect to common shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”).

Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares and ADSs have not been, will not and may not be circulated or distributed, and the common shares and ADSs have not been, will not and may not be offered or sold, and the common shares and ADSs have not been, will not and may not be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares or ADSs are subscribed or purchased in reliance of an exemption under Sections 274 or 275 of the SFA, the common shares or ADSs shall not be sold within the period of 6 months from the date of the initial acquisition of the common shares or ADSs, except to any of the following persons: (a) an institutional investor (as defined in Section 4A of the SFA); (b) a relevant person (as defined in Section 275(2) of the SFA); or (c) any person pursuant to an offer referred to in Section 275(1A) of the SFA, in each case, unless expressly specified otherwise in Section 276(7) of the SFA.

Where the common shares or ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an individual who is an accredited investor, then securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares or ADSs pursuant to an offer made under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the

SFA), or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The common shares and ADSs offered in this prospectus supplement and the accompanying prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, have not been and will not be offered or sold, directly or indirectly, in Japan, or to or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Chile

The common shares and ADSs are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement, the accompanying prospectus and other offering materials relating to the offer of the common shares or ADSs do not constitute a public offer of, or an invitation to subscribe for or purchase, the common shares or ADSs in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Canada

The common shares or ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares or ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common shares and common shares represented by the ADSs offered hereby will be passed upon for us by Wakefield Quin Limited, counsel to the company. Certain other matters will be passed upon for us by Latham & Watkins LLP, Washington, District of Columbia and London, U.K., and for the selling shareholder by Orrick, Herrington & Sutcliffe LLP, New York, New York and London, U.K. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and London, U.K.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we file annual reports and other information with the SEC. As a foreign private issuer, we are exempt from, among other things, the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our web site address is www.veon.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Statements in this prospectus supplement and the accompanying prospectus about documents incorporated by reference are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C. or through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or replaces that statement.

This prospectus supplement incorporates by reference the documents set forth below that have previously been filed with the SEC:

•	Our Annual Report on Form 20-F for the year ended December 31, 2016, filed on April 3, 2017; and

•	Our Current Reports on Form 6-K filed with the SEC on April 3, 2017.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) prior to the termination of this offering. In all cases, you should rely on the later information over different information included in this prospectus supplement and the accompanying prospectus.

Unless expressly incorporated by reference, nothing in this prospectus supplement shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

Claude Debussylaan 88

1082 MD

Amsterdam, the Netherlands

Tel: +31 20 79 77 200

Attention: Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement or the accompanying prospectus.

PROSPECTUS

VimpelCom Ltd.

1,567,151,403 Common Shares

This prospectus relates to the sale or other disposition from time to time, of up to 1,567,151,403 Common Shares, by certain selling shareholders to be identified in one or more supplements to this prospectus, in amounts, at prices and on terms that will be determined at the time such securities are offered. The Common Shares offered under this prospectus may be issued directly or in the form of American Depositary Shares (“ADSs”), each representing one Common Share. The Common Shares offered under this prospectus consist of issued and outstanding Common Shares. This prospectus may not be used to consummate sales of Common Shares unless accompanied by a prospectus supplement.

We will not receive any proceeds from the sale or other disposition of the Common Shares by the selling shareholders. We have agreed to pay all expenses of registration incurred in connection with the offering of Common Shares under this prospectus, except for any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Common Shares and all fees and disbursements of counsel for any selling shareholder, all of which are to be paid by the selling shareholders.

Our ADSs, each representing one Common Share, are traded on the Nasdaq Global Select Market under the symbol “VIP”.

Our offices are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands. Our telephone number at this address is +31 20 797 7200.

Investing in our Common Shares involves risks. Please read carefully the information included and incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our Common Shares, including the discussion of risks incorporated as described under “Risk Factors” on page 2 of this prospectus, as well as the risk factors included in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2016

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, a selling shareholder may from time to time sell Common Shares in one or more offerings, up to an aggregate of 1,567,151,403 Common Shares sold pursuant to this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplements. We have not authorized anyone to provide you with additional or different information. If any person provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling shareholders are making an offer of securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective stated date. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

This prospectus provides you with a general description of the Common Shares that a selling shareholder may offer. To the extent required for a particular offering of the Common Shares, we will provide a prospectus supplement that contains specific information about that offering. The prospectus supplement may also add information to, or update or change information in, this prospectus or in the documents that we have incorporated by reference. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” and any free writing prospectus that we prepare and distribute.

Unless otherwise indicated, the term “selling shareholders” as used in this prospectus means the selling shareholders referred to in the relevant prospectus supplement and their donees, pledgees, transferees and other successors-in-interest.

Unless the context otherwise requires, references in this prospectus to “VimpelCom” and the “VimpelCom Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries.

OUR COMPANY

VimpelCom is an international communications and technology company committed to bringing the digital world to each and every customer. Currently, the company provides voice and data services through a range of traditional and broadband mobile and fixed-line technologies and operates in Russia, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan, Georgia, Laos, Zimbabwe and Italy. The operations of the VimpelCom Group covered a territory with a total population of approximately 732 million as of December 31, 2015. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Djezzy” and “WIND” brands. As of December 31, 2015, we had 217.4 million mobile customers (on a combined basis, including Italy) and 59,125 employees.

VimpelCom Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. The VimpelCom Group’s headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VimpelCom Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

RISK FACTORS

Investing in our Common Shares involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 20-F, and in our updates, if any, to those risk factors in our Reports of Foreign Private Issuer on Form 6-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. See “Where You Can Find Additional Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “plans,” “aims,” “seeks,” “believes,” “will,” “may,” “could,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, ambitions, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to implement our strategic priorities, including with respect to our performance transformation; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience; and optimizing our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

•	our expectations regarding our capital expenditures in and after 2016 and our ability to meet our projected capital requirements;

•	our plans to upgrade and build out our networks and to optimize our network operations;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•	our plans to develop, provide and expand our products and services, including broadband services and integrated products and services, such as fixed-mobile convergence;

•	our ability to execute our business strategy successfully and to complete, and achieve the expected benefits from, our existing and future transactions, such as our agreement with CK Hutchison Holdings Limited (“Hutchison”), which owns indirectly 100% of Italian mobile operator 3 Italia S.p.A., to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy; our agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited to merge our telecommunications businesses in Pakistan; and the sale by WIND Telecomunicazioni S.p.A. of 90% of the shares of Galata S.p.A. to Cellnex Telecom Terrestre SA, formerly named Abertis Telecom Terrestre SAU;

•	our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

•	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	possible consequences of resolutions of investigations by the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”) and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) through agreements, and any litigation or additional investigations related to or arising out of such agreements or investigations, any costs we may incur in connection with such resolutions, investigations or litigation, as well as any potential disruption or adverse consequences to us resulting from any of the foregoing, including the retention of a compliance monitor as required by the Deferred Prosecution Agreement (the “DPA”) with the DOJ and the final judgment and consent related to the settlement with the SEC (the “Consent”), any changes in company policy or procedure suggested by the compliance monitor or undertaken by the company, the duration of the compliance monitor and the company’s compliance with the terms of the resolutions with the DOJ, SEC and OM; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this prospectus include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate, including as the result of armed conflict or otherwise;

•	in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•	risks related to currency fluctuations;

•	risks that various courts or regulatory agencies with whom we are involved in legal challenges or appeals may not find in our favor;

•	risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures;

•	risks associated with developments in, the outcome of and/or possible consequences of the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs and the retention of a compliance monitor;

•	risks related to our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•	risks associated with our existing and future transactions, including with respect to satisfying closing conditions, obtaining regulatory approvals and implementing remedies;

•	risks related to the ownership of our shares; and

•	other risks and uncertainties.

These factors and the other risk factors described in or incorporated by reference into the section of this prospectus titled “Risk Factors” are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward-looking statements in this prospectus be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of February 29, 2016. The historical data in the table is derived from, should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference in this prospectus.

As of February 29, 2016 (in millions of U.S. dollars)
Loans and borrowings	9,129
Secured	925
Unsecured	8,204
Total equity	3,802

Total capitalization	12,931

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of our Common Shares by a selling shareholder under this prospectus or any related prospectus supplement.

SELLING SHAREHOLDERS

This prospectus relates to the possible resale, from time to time, of up to 1,567,151,403 Common Shares. The Common Shares that may be sold by or on behalf of the selling shareholders under this prospectus were acquired directly from the company in 2010 and through subsequent public and private acquisitions, in each case prior to the initial filing of this registration statement. Information regarding the beneficial ownership of our Common Shares by the selling shareholders, the number of shares being offered by the selling shareholders and the number of shares beneficially owned by the selling shareholders after the applicable offering, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act which are incorporated by reference. Selling shareholders shall not sell any Common Shares pursuant to this prospectus until we have identified such selling shareholders, the total number of Common Shares held by each selling shareholder before and after the sale and the number of Common Shares being offered for resale by such selling shareholder in a subsequent prospectus supplement. However, the selling shareholders may sell or transfer all or a portion of their Common Shares pursuant to any available exemption from the registration requirements of the Securities Act.

We are registering the above-referenced Common Shares to permit each of the selling shareholders to resell or otherwise dispose of the shares in the manner contemplated under “Plan of Distribution” below.

DESCRIPTION OF SHARE CAPITAL

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation and some of the terms of our share rights based on provisions of our memorandum of association and current bye-laws and applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association and bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to Section B of our bye-laws, which were originally approved on April 20, 2010 by our shareholders and which were amended and again approved by our shareholders on September 25, 2013.

The affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting is required to approve amendments to our bye-laws.

General

VimpelCom is an exempted company limited by shares registered under the Companies Act and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, our company was formed with unrestricted business objects. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

Our bye-laws are split into two distinct sub-sets: Section A and Section B. Section A of our bye-laws were in effect until the October 4, 2009 shareholders agreement among VimpelCom, Altimo Coöperatief U.A. and Telenor East Holding II AS in relation to our company (the “VimpelCom Shareholders Agreement”) terminated on December 10, 2011. Termination of the VimpelCom Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections are to Section B of our bye-laws.

Issued Share Capital

As of December 31, 2015, our authorized share capital was divided into Common Shares, par value US$0.001, of which 2,759,171,830 were authorized and 1,756,731,135 were issued and fully paid, and convertible preferred shares, par value US$0.001, of which 305,000,000 were authorized, issued and fully paid.

Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our supervisory board has the power to issue any authorized but unissued shares on such terms and conditions as it may determine. Further, subject to the provisions of applicable Bermuda law, any of our preferred shares may be issued or converted into shares that (at a determinable date or at our option or the holder’s option) are liable to be redeemed on such terms and in such manner as may be determined by the supervisory board before the issue or conversion.

We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of our shareholders. Subject to Bermuda law and our bye-laws, all or any of the special rights for the time being attached to any class of shares for the time being in issue may be altered or abrogated with the consent in writing of the holders of the issued shares of such class carrying 75.0% or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class, or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast. All provisions of our bye-laws relating to general shareholder meetings shall apply to any such separate general meeting, except that the necessary quorum shall be one or more holders present in person or by proxy holding or representing at least one-third of the shares of the relevant class.

We may purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the supervisory board may determine. As our Common Shares and convertible preferred shares have equal voting rights, we sometimes refer to them collectively as voting shares.

We may, under our bye-laws, at any time request any person we have cause to believe is interested in our shares to confirm details of our shares in which that person holds an interest.

Common Shares

The holders of Common Shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to Common Shares.

Except for treasury shares, each fully paid Common Share entitles its holder to:

•	participate in shareholder meetings;

•	have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the supervisory board, in which case each Common Share shall have the same number of votes as the total number of members to be elected to the supervisory board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

•	receive dividends approved by the supervisory board;

•	in the event of our liquidation, receive a pro rata share of our surplus assets; and

•	exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

Convertible Preferred Shares

Except for treasury shares, each fully paid convertible preferred share entitles its holder to:

•	participate in shareholder meetings;

•	have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the supervisory board, in which case each preferred share shall have the same number of votes as the total number of members to be elected to the board of directors and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

•	exercise any other rights of a preferred shareholder set forth in our bye-laws and Bermuda law.

The holders of convertible preferred shares are not entitled to receive dividends and are not entitled to any payment in respect of our surplus assets in the event of our liquidation. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer to acquire all Common Shares and all convertible preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into Common Shares on the basis of one Common Share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (1) the closing price of our Common Shares on the NASDAQ on the date of the conversion notice and (2) the 30 day volume weighted average price on the NASDAQ of our Common Shares on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of Common Shares. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

There are no sinking fund provisions attached to any of our shares. Holders of fully paid Common Shares or convertible preferred shares have no further liability to the company for capital calls.

All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by the company in treasury.

History of Share Issuances

As of January 1, 2011, we had 1,302,559,308 issued and outstanding Common Shares and 128,532,000 issued and outstanding convertible preferred shares.

On April 15, 2011 (following an increase of our authorized share capital approved by our shareholders on March 17, 2011), in connection with our acquisition of 100% of Wind Telecom S.p.A. from Weather II Investments S.a r.l., we issued 325,639,827 of our Common Shares and 305,000,000 of our convertible preferred shares. The new shares represented a 20.0% economic interest and a 30.6% voting interest in the enlarged VimpelCom Group on a fully-diluted basis.

On December 21, 2012, Altimo Coöperatief U.A. issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of our bye-laws, stating its intention to convert 128,532,000 convertible preferred shares to Common Shares at the ratio of one convertible preferred share to one Common Share and setting forth a conversion date of April 16, 2013. On April 16, 2013, Altimo Coöperatief U.A. paid to VimpelCom Ltd. a conversion premium of US$1,392,644,220 (or US$10.835 per share), and Altimo Coöperatief U.A.’s 128,532,000 convertible preferred shares automatically converted into 128,532,000 Common Shares.

We have not issued any Common Shares or convertible preferred shares since April 16, 2013.

Treasury Shares

As of December 31, 2015, a wholly owned subsidiary of the company owned 7,726,487 ADSs representing Common Shares, in connection with the operation of our equity incentive plans. These shares have an aggregate book value as of December 31, 2015 of US$183 million and are treated as “treasury shares” in our consolidated financial statements for the year ended December 31, 2015.

Shareholders’ Meetings

Shareholders’ meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of voting shares as of the record date for the shareholder meeting may attend and vote.

Annual General Meeting

Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the supervisory board may determine.

Convening the annual general meeting requires that 30 clear days’ prior notice be given to each shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require a company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5.0% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 registered shareholders.

Special General Meeting

The CEO or the supervisory board may convene a special general meeting whenever in their judgment such a meeting is necessary. The supervisory board must, on the requisition in writing of shareholders holding not less than 10.0% of our paid up voting share capital, convene a special general meeting. Each special general meeting may be held at such time and place as the CEO or the supervisory board may appoint.

Convening a special general meeting requires that 30 clear days’ notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date, place and time at which the meeting is to be held and as far as possible any other business to be conducted at the meeting.

Our bye-laws state that notice for all shareholders’ meetings may be given by:

•	delivering such notice to the shareholder in person;

•	sending such notice by letter or courier to the shareholder’s address as stated in the register of shareholders;

•	transmitting such notice by electronic means in accordance with directions given by the shareholder; or

•	accessing such notice on our website.

Shorter Notice for General Meetings

A shorter notice period will not invalidate a general meeting if it is approved by either: (a) in the case of an annual general meeting, all shareholders entitled to attend and vote at the meeting or (b) in the case of a special general meeting, a majority of shareholders having the right to attend and vote at the meeting and together holding not less than 95.0% in nominal value of the shares giving a right to attend and vote at the meeting. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any shareholder entitled to receive notice shall not invalidate the proceedings at that meeting.

Postponement or Cancellation of General Meeting

The supervisory board may postpone or cancel any general meeting called in accordance with the bye-laws (other than a meeting requisitioned by shareholders) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting.

Quorum

Subject to the Companies Act and our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50.0% plus one voting share of our total issued voting shares at the relevant time will form a quorum for the transaction of business.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place, or to such other day, time or place as the CEO may determine.

Voting Rights

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act.

Subject to Bermuda law and our bye-laws, a resolution may only be put to a vote at a general meeting of any class of shareholders if:

•	it is proposed by or at the direction of the supervisory board;

•	it is proposed at the direction of a court;

•	it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act or our bye-laws; or

•	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

In addition to those matters required by Bermuda law or by the NASDAQ rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any sale of all or substantially all of our assets;

•	the appointment of an auditor; and

•	removal of directors.

Any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:

•	whitewash procedure for mandatory offers, which requires the affirmative vote of a majority of the shareholders voting in person or by proxy at a general meeting, excluding the vote of the shareholder or shareholders in question and their affiliates;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•	changes to our bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•	the discontinuation of VimpelCom Ltd. to a jurisdiction outside Bermuda, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

Our bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required, each person present and entitled to vote at a meeting of the shareholders shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Voting Rights of Common Shares

The holders of Common Shares, subject to the provisions of our bye-laws, are entitled to one vote per Common Share, voting together with the convertible preferred shares as a single class, except where cumulative voting applies when electing directors.

Voting Rights of Convertible Preferred Shares

The holders of convertible preferred shares, subject to the provisions of our bye-laws, are entitled to one vote per convertible preferred share, voting together with the Common Shares as a single class, except where cumulative voting applies when electing directors.

Foreign Shareholders

There are no requirements or restrictions with respect to foreign ownership of our shares.

Supervisory Board and Management Board

Our company is governed by our supervisory board currently consisting of nine directors.

The supervisory board generally delegates day to day management of our company to the management board which sub-delegates management to the CEO, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

All directors are elected by our shareholders through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the supervisory board upon the recommendation of the compensation committee. We may repay to any director such reasonable costs and expenses as he may incur in the performance of his duties.

The supervisory board has the power to borrow on the company’s behalf and delegates that authority to the management board, subject to the restrictions set forth in our bye-laws.

There is no requirement for the members of our supervisory board to own shares. A director who is not a shareholder will nevertheless be entitled to attend and speak at general meetings and at any separate meeting of the holders of any class of shares.

Neither Bermuda law nor our bye-laws establish any mandatory retirement age for our directors or executive officers.

Dividends and Dividend Rights

Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would as a result of the dividend be less than the aggregate of our liabilities.

The supervisory board may, subject to our bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend.

In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of Common Shares are entitled to dividends if the payment of dividends is approved by the supervisory board. The holders of convertible preferred shares are not entitled to receive dividends.

Dividends unclaimed for a period of seven years from the date of payment may be forfeited.

Rights of Pre-emption and Takeover

Our bye-laws and Bermuda law do not provide for pre-emptive rights of shareholders in respect of new shares issued by us.

There is no statutory regulation of the conduct of takeover offers and transactions under Bermuda law. However, our bye-laws provide that any person who, individually or together with any of its affiliates or any other members of a group, acquires beneficial ownership of any Common Shares or convertible preferred shares which, taken together with Common Shares and/or convertible preferred shares already beneficially owned by it or any of its affiliates or its group, in any manner, carry 50.0% or more of the voting rights of our outstanding voting shares, must, within 30 days of acquiring such shares, make a general offer to all holders of Common Shares (including any Common Shares issued on the conversion of convertible preferred shares during the offer period) and convertible preferred shares to purchase their shares.

Interested Party Transactions

The supervisory board and the management board have the right to approve transactions with interested parties, subject to compliance with Bermuda law. Prior to approval by the supervisory board or the management board, as the case may be, on such transaction, all interests must be fully disclosed. An interested director may participate in the discussion and vote on such a transaction, unless otherwise restricted by applicable law or in accordance with our bye-laws.

Liquidation Rights

If VimpelCom is wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide among the shareholders in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder may be compelled to accept any shares or other securities or assets on which there is any liability.

The holders of Common Shares, in the event of our winding-up or dissolution, are entitled to our surplus assets in respect of their holdings of Common Shares, pari passu and pro rata to the number of Common Shares held by each of them. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets.

Share Registration, Transfers and Settlement

All of our issued shares are registered. The register of members of a company is generally open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

VimpelCom Ltd. Registration Rights Agreement

The Registration Rights Agreement dated as of October 4, 2009, as amended, between VimpelCom, Telenor East Holding II AS and certain of its affiliates, Altimo Holdings & Investments Ltd. and Altimo Coöperatief U.A., requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the VimpelCom Ltd. Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities in an underwritten offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

For a description of our ADSs, see the section entitled “Share Capital, Corporate Governance and Shareholders Rights—Description of Our DRs” in our final prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on March 26, 2010 with respect to our registration statement on Form F-4 (File No. 333-164770). See “Incorporation of Certain Information by Reference.”

PLAN OF DISTRIBUTION

We are registering the Common Shares on behalf of selling shareholders to permit the resale from time to time of Common Shares by selling shareholders, including their donees, pledgees, transferees or other successors-in-interest, after the date of this prospectus. The selling shareholders may, from time to time, sell any or all of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of the sale or at negotiated prices. A selling shareholder may use any one or more of the following methods when selling Common Shares:

•	on any stock exchange, market or trading facility on which the Common Shares are traded;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	close out short positions and return borrowed Common Shares in connection with such short sales;

•	broker-dealers may agree with a selling shareholder to sell a specified number of such Common Shares at a stipulated price per Common Share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Selling shareholders may from time to time pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time under this prospectus, or under an amendment or supplement to this prospectus amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholder under this prospectus.

Selling shareholders may also sell Common Shares under Rule 144 or Rule 904, or pursuant to another exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder/s (or, if any broker-dealer acts as agent for the purchaser of Common Shares, from the purchaser) in amounts to be negotiated. In connection with sales of the Common Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares offered hereby in the course of hedging in positions they assume. The selling shareholders may also sell Common Shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

The selling shareholders and any broker-dealers or agents that are involved in selling Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions or discounts received by such broker-dealers or agents and any profit on the resale of the Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement will be distributed, which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Common Shares will be borne by the selling shareholder.

Under the securities laws of some states, the shares offered hereby may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

If a selling shareholder uses this prospectus for any sale of Common Shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

As of the date of this prospectus, we have not been advised by a selling shareholder as to any plan of distribution. We may amend or supplement this prospectus from time to time to describe a specific plan of distribution, including the name of underwriters, if any. There can be no assurance that any selling shareholder will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part.

We have agreed to pay all expenses of registration incurred in connection with the offering of Common Shares under this prospectus, except for any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Common Shares by any selling shareholder and all fees and disbursements of counsel for any selling shareholder, all of which are to be paid by the selling shareholders. We will not receive any proceeds from the sale of the Common Shares under this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the Common Shares that may be offered by this prospectus will be passed upon for us by Wakefield Quin Limited. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The financial statements as of December 31, 2015 and 2014 and for the two years ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2015 incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of VimpelCom Ltd. for the year ended December 31, 2013, appearing in VimpelCom Ltd.’s annual report on Form 20-F for the year ended December 31, 2015 have been audited by Ernst & Young Accountants LLP, independent registered public accounting firm, as set forth in their report included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPENSES

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated, except the SEC registration fee.

SEC registration fee		$613,889.25
Legal fees and expenses			*
Accounting fees and expenses			*
Printing and engraving costs			*
Transfer agent fees and other			*
Miscellaneous			*

Total	$		*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act to register the securities covered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room, as well as through the SEC’s website.

We file annual and other reports with the SEC. We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F. We also furnish to the SEC, under cover of Form 6-K, material information that we are required to make public, that we file with, and that is made public by, any stock exchange on which our shares are traded, or that we distribute, or that is required to be distributed by us, to our shareholders. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this registration statement certain information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 31, 2016;

•	the description of the Common Shares as set forth in the section entitled “Share Capital, Corporate Governance and Shareholders Rights” in our registration statement on Form F-4 (File No. 333-164770), filed with the SEC on February 8, 2010, as amended from time to time; and

•	the description of the ADSs as set forth in the section entitled “Share Capital, Corporate Governance and Shareholders Rights—Description of Our ADRs” in our registration statement on Form F-4 (File No. 333-164770), filed with the SEC on February 8, 2010, as amended from time to time.

All (i) Annual Reports on Form 20-F and (ii) any Reports of Foreign Private Issuer on Form 6-K which are identified by as us as being incorporated by reference (to the extent designated therein), in each case filed subsequent to the date of the registration statement on Form F-3 of which this prospectus forms a part, but before termination of the offering under this prospectus, shall be deemed incorporated by reference into this prospectus and deemed to be a part hereof from the date of the filing of such documents.

You may request a copy of these filings, at no cost, by writing or telephoning the office of VimpelCom Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands, +31 20 797 7200, Attn: Investor Relations.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are organized under the laws of Bermuda and headquartered in the Netherlands. Most of our directors, officers and experts named in this prospectus are not residents of the United States, and all or a substantial portion of their assets and all of our assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or our directors, officers and experts who are not residents of the United States or to enforce in the United States judgments of U.S. courts based upon civil liability under the federal securities laws of the United States. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have the force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Wakefield Quin Limited, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus, predicated upon the civil liability provisions of the U.S. federal securities laws or would hear original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. A Bermuda court would consider enforcement of a final and conclusive judgment in personam (which means a judgment against a specific person rather than against specific property), obtained in a court in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a similar nature or in respect of a fine or other penalty), provided that the Bermuda court is satisfied that each of the following conditions is met: (1) the U.S. court had proper jurisdiction over the parties subject to such judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the judgment of the U.S. court was not obtained by fraud; (4) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (6) there is due compliance with the correct procedures under the laws of Bermuda.

Further, we have been advised by Wakefield Quin Limited that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. While a judgment of the U.S. courts may be the subject of enforcement proceedings in Bermuda, there are grounds upon which Bermuda courts may decline to enforce judgments of U.S. courts.

Some remedies available under U.S. law, including some remedies available under the U.S. federal securities laws, may not be enforced by Bermuda courts because they are contrary to Bermuda’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Our process agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011.